Brian Gaspar Work History

- prep2grow: Chief Executive Officer, July 29, 2020 to present
- Amazon: Director, Technical Product Manager, 2019 to 2020
- CareerBuilder: SVP of Product, 2017 to 2019
- Opportune Technology: Chief Product Officer, 2016 to 2017
- Skillsoft: VP of Product, 2014 to 2016
- Oracle: Director of Product, 2003 to 2014
- Talogy: CEO, 2001 to 2003
- Cisco Systems: Manager of IT, 1995 to 2000
- Associate Professor: 1997 to 2002